SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ----------------
                                 FORM 6-K

                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13A-16 OR 15D-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                               MARCH 11, 2005

              RIO TINTO PLC                           RIO TINTO LIMITED
                                                       ABN 96 004 458 404
      (Translation of registrant's name       (Translation of registrant's name
                into English)                            into English)

           6 ST JAMES'S SQUARE                        55 COLLINS STREET
     LONDON, SW1Y 4LD, UNITED KINGDOM        MELBOURNE, VICTORIA 3000, AUSTRALIA
 (Address of principal executive offices)      (Address of principal executive
                                                            offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]  Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [ ]         No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



 RIO TINTO PLC                               RIO TINTO LIMITED
 (Registrant)                                (Registrant)

By: /s/ A V Lawless                         By: /s/ A V Lawless
   --------------------------------            -------------------------------
Name:   A V Lawless                         Name:   A V Lawless
Title:  Assistant Secretary                 Title:  Assistant Secretary

Date   March 11, 2005                       Date   March 11, 2005

         EXHIBITS

99.1      Rio Tinto Limited off-market buy-back
          tender news release

99.2      Rio Tinto Limited off-market buy-back
          tender presentation commentary

99.3      Appendix 3C